August 2, 2024

Stephen Preston
Co-Chief Executive Officer
FrontView REIT, Inc.
3131 McKinney Avenue
Suite L10
Dallas, TX 75204

       Re: FrontView REIT, Inc.
           Amendment No. 4 to Draft Registration Statement on Form S-11 Submitted July 10, 2024
           CIK No. 0001988494
Dear Stephen Preston:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-11
Notes to Consolidated Financial Statements of NADG NNN Property Fund LP
2. Accounting Policies for Financial Statements, page F-19

1. We note you recorded an impairment loss related to an asset held for investment and an asset held for sale. With respect to your nonrecurring fair value measurements of such assets, please clarify for us and in your filing which level of the fair value hierarchy these assets are categorized. Further, please clarify for us and in your filing if the impaired asset held for sale is still owned at December 31, 2023. Finally, to the extent these assets are categorized within Level 3 and still owned at December 31, 2023, please revise to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these assets, or tell us how you determined such disclosures are not necessary. Please refer to ASC 820-10-50-2.
 August 2, 2024
Page 2

General

2. Please note that we continue to monitor your disclosure for responses to comments 2, 4, 7 and 9 of our letter dated September 19, 2023.
       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Stuart A. Barr, Esq.